UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42613

Real Asset Acquisition Corp.

(Exact name of registrant as specified in its charter)

C/O IQM Quantum Computers Oyj

Keilaranta 19

FI-02150 Espoo

Finland

Telephone number: +358 505 696 439

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

With copies to:

Eric Blanchard

Rita Sobral

Cooley LLP

500 Boylston Street

Boston, Massachusetts 02116

Tel: (617) 937-2300

Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one warrant

Class A Ordinary Shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	Effective July 1, 2026, in connection with the transactions contemplated by the Business Combination Agreement, dated as of February 22, 2026, by and among Real Asset Acquisition Corp., a Cayman Islands exempted company (“RAAQ”), IQM Quantum Computers Oyj (fka IQM Finland Oy), a limited liability company (Fi. osakeyhtiö) incorporated under the laws of Finland (“IQM”), IQM US LLC, a limited liability company incorporated under the laws of Delaware and an indirect, wholly owned subsidiary of IQM (“Merger Sub”) and ECLIPSE QC S.à.r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg and a direct, wholly owned subsidiary of IQM, RAAQ merged with and into Merger Sub (the “Merger”), with Merger Sub surviving such merger as a wholly owned subsidiary of IQM.

Pursuant to the requirements of the Securities Exchange Act of 1934, Real Asset Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Real Asset Acquisition Corp.

	By:	/s/ Jan Goetz
	Name:	Jan Goetz
	Title:	President and Chief Executive Officer

Date: July 13, 2026